Exhibit 99.1

Theratechnologies Appoints Jordan Zwick to its Board of Directors

Montreal, Canada – March 21, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced the appointment of Jordan Zwick, Chief Business Officer at Mirador Therapeutics Inc., to its Board of Directors and as a member of the Company’s Audit Committee.

“We welcome Jordan Zwick to the Board as an important addition to our esteemed group of advisors,” said Dawn Svoronos, Chair of the Board of Directors at Theratechnologies. “With his extensive experience in the U.S. biotech and pharmaceutical industry, coupled with expertise in global finance, business development and corporate strategy, Mr. Zwick will help to guide Theratechnologies as the Company works towards generating near-term profitability through sales of current products and the acquisition or in-licensing of other commercial assets.”

“It’s an honor to join the Board of Directors at Theratechnologies and help contribute to the Company’s success at key milestones, including business development and corporate strategy objectives. I look forward to collaborating with my board colleagues and the management team to drive shareholder value and make a profound impact on the patients we serve,” said Jordan Zwick.

Mr. Zwick currently serves as Chief Business Officer at Mirador Therapeutics, which recently launched with over US$400 million in financing to accelerate the next generation of precision medicines for immune-mediated diseases. Previously he was a strategic advisor to Prometheus Biosciences, prior to its sale to Merck in June 2023. Mr. Zwick has vast executive industry operational experience at companies such as Amarin, InflaRx, Salix Pharmaceuticals and Bausch Health. As part of the team that sold Salix to what is now Bausch Health Companies for US$14.5 billion in 2015, he eventually became Head of Strategy at the Salix business unit responsible for leading all business development transactions, alliance management, strategic planning and portfolio management, playing a key role in the turnaround story of Bausch Health. Over the course of his career, he has successfully led capital raises and the search, evaluation, and execution of a variety of transactions in the life sciences sector. He holds a Bachelor of Arts and Master of Science from Florida Atlantic University and an M.B.A. from the University of San Francisco.

With the appointment of Jordan Zwick, the Company’s Audit Committee will now comprise three independent members including Gerald Lacoste and Frank Holler as Chair.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X (formerly Twitter).

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the Company’s growth and profitability and the acquisition or in-licensing of commercial assets.

Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024; (iii) no unapproved products for the treatment of lipodystrophy will be used as replacement to EGRIFTA SV®; (iv) our suppliers will be able to meet market demands for our products; (v) we will be successful in identifying and entering into one or more transactions to add one or more commercial assets as part of our commercial portfolio of approved products; and (vi) no event will occur preventing us from executing the objectives set forth in this press release.

Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) a decrease or stagnation in sales of our products; (ii) product recalls or change in the regulation that would adversely impact the sale of our products; (iii) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products; (iv) the occurrence of events which would lead us to spend more cash than anticipated, (v) defaults under the Marathon Credit Agreement (vi) our incapacity to identify additional commercial assets or our inability to enter into commercial agreements regarding same on terms satisfactory to us; and (vii) changes in our business plan.

We refer current and potential investors to the risk factors described under the section “Risk Factors” under Item 3.D of our Form 20-F dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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